SIMPSON THACHER & BARTLETT LLP

3330 HILLVIEW AVENUE

PALO ALTO, CA 94304

(650) 251-5000

FACSIMILE: (650) 251-5002

DIRECT DIAL NUMBER	E-MAIL ADDRESS

November 14, 2005

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Mark P. Shuman
Rebekah Toton

Re:	Seagate Technology
Post-Effective Amendment No. 1 on Form S-3
Filed on October 11, 2005
File No. 333-122149

Form 10-K for the Fiscal Year Ended August 1, 2005
Form 10-Q for the Quarter Ended September 30, 2005
File No. 1-31560

Dear Mr. Shuman:

On behalf of Seagate Technology, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), we hereby submit for filing by direct electronic transmission Post-Effective Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-3, File No. 333-122149 (the “Registration Statement”).

In addition, this letter responds to your letter dated November 7, 2005 in which you set forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Registration Statement. For the Staff’s convenience, we have reproduced each of the Staff’s comments in this letter and indicated our response thereto immediately following each comment.

NEW YORK	LOS ANGELES	WASHINGTON, D.C.	HONG KONG	LONDON	TOKYO

SIMPSON THACHER & BARTLETT LLP

Post-Effective Amendment on Form S-3

General

1. Please move the information on pages 1-3 to a part of the registration statement not subject to Item 421(d) of Regulation C.

Response: The Company has moved the requested information in Amendment No. 2.

Incorporation by Reference, page 1

2. Please update this section to include your Form 10-Q for the quarter ended September 30, 2005, and any other documents filed with us pursuant to Sections 13(a) or 15(d) of the Exchange Act.

Response: The Company has updated its “Incorporation by Reference” section to include its Form 10-Q for the quarter ended September 30, 2005 and its 8-K filed on October 19, 2005.

Selling Shareholders, page 32

3. Please expand the filing to describe the material transactions and relationships between Seagate and each of the selling shareholders during the past three years. See Item 507 of Regulation S-K. The transactions whereby the shares to be resold were issued should be described in materially complete terms. Please revise to disclose the basic terms of the initial issuance transaction to New SAC and the New SAC distribution strategy, including the dates of all planned distributions and the material terms of each planned distribution. We also were unable to locate the various “distributions described elsewhere in this prospectus” referred to in over fifty footnotes. Revise to provide the material terms of each of the referenced distributions so that investors are able to determine the manner in which each selling shareholder obtained the shares being offered for their account.

Response: The Company has added disclosure on page 30 of Amendment No. 2 to clarify the basic terms of the initial issuance transaction to New SAC and the New SAC distribution strategy, including the dates of all planned distributions and the material terms of each planned distribution. In addition, the Company has revised the footnotes to refer to the “monthly and quarterly distributions discussed above” or the “monthly distributions discussed above”, as appropriate, rather than the “distributions described elsewhere in this prospectus”.

4. You currently provide natural person disclosure for only some of the selling shareholders. Please revise to disclose all individuals who actually exercise voting and dispositive powers with respect to the shares to be offered for resale by each of the selling shareholder who are non-reporting entities. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Response: The Company has disclosed in Amendment No. 2 the individuals who exercise voting and dispositive powers with respect to the shares to be offered for resale by each of the selling shareholders who are non-reporting entities.

SIMPSON THACHER & BARTLETT LLP

5. Please confirm that the entities identified in footnotes (5), (10) and (12) are the only selling shareholders that are legal entities that are affiliates of registered broker-dealers.

Response: The Company has disclosed in Amendment No. 2 that the specifically-footnoted entities are the only selling shareholders that are legal entities that are affiliates of registered broker-dealers. The Company hereby confirms to the Staff that such entities are identified in footnotes (5), (10), (12), (30), (33) and (41).

Form 10-K for the Fiscal Year Ended July 1, 2005

Item 9A. Controls and Procedures

Conclusions Regarding Disclosure Controls and Procedures, page 107

6. We note your disclosure that your chief executive and chief financial officers concluded that your disclosure controls and procedures were effective, as of July 1, 2005, for the purpose of ensuring that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports you file or submit is accumulated and communicated to your management, including your chief executive and chief financial officers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please take this comment into consideration when preparing future Item 307 disclosure.

Response: The Company hereby confirms that its officers concluded that its disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports it files or submits is accumulated and communicated to its management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. The Company will include a confirmation to this effect, if true, in its future Item 307 disclosures.

Changes in Internal Control over Financial Reporting, page 107

7. The purpose of the second paragraph in this section in unclear. We note your statement that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Please confirm, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Please confirm that you will comply with this comment in preparing future Item 507 disclosure; in the alternative, you may remove future reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

SIMPSON THACHER & BARTLETT LLP

Response: The Company hereby confirms that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that its chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level. The Company also hereby confirms that it will comply with this Comment 7 in preparing future Item 507 disclosures.

Exhibits 31.1 and 31.2

8. Please confirm that Messrs. Watkins and Pope signed these certifications in their individual capacity. In preparing future 302 certifications, please note that the language of the certification may not be altered in any manner. In this regard, you should not include the title of the office held by the signatory in the first line of the certification. This comment also applies to the certifications filed as exhibits 31.1, and 31.2 to your Form 10-Q for the quarter ended September 30, 2005.

Response: The Company hereby confirms that Messrs. Watkins and Pope signed the certifications filed as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K and Quarterly Report on Form 10-Q in their individual capacity. The Company notes the Staff’s Comment 8 and will comply with such comment in connection with future filings.

Form 10-Q for the Quarter Ended September 30, 2005

Item 4. Controls and Procedures, pages 62

9. Please confirm that your management, including your chief executive officer and chief financial officer, evaluated the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, as required by Item 307 of Regulation S-K. Please confirm that you will comply with this comment when preparing future Item 307 disclosure.

Response: The Company hereby confirms that its management, including its chief executive officer and its chief financial officer, evaluated the effectiveness of its disclosure controls and procedures as of the end of the period covered by the report. The Company confirms that it will comply with the Staff’s Comment 9 when preparing future Item 307 disclosure.

10. We note your disclosure that there have been no significant changes to your internal controls over financial reporting that could significantly affect internal controls subsequently to their evaluation (emphasis added). Please address whether during your last fiscal quarter there was any change in your internal control over financial reporting that materially affected, or was reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K. Please confirm that you will comply with this comment when preparing future Item 308(c) disclosure.

Response: The Company hereby confirms to the Staff that during its last fiscal quarter there was no change in its internal control over financial reporting that materially affected, or was reasonably likely to materially affect, its internal control over financial reporting. The Company confirms that it will comply with the Staff’s Comment 10 when preparing future Item 308(c) disclosure.

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SIMPSON THACHER & BARTLETT LLP

To assist the Staff in its review, the Company is sending the Staff, via courier, two marked and two clean paper copies of Amendment No. 2. The marked copies are blacklined to show the changes that the Company made to the Registration Statement since the filing of Post-Effective Amendment No. 1 to the Registration Statement on October 11, 2005.

If you should have any questions or comments regarding this letter or Amendment No. 2, please contact the undersigned at (650) 251-5120 or Gregory M. King at (650) 251-5175.

Very truly yours,

/s/ William H. Hinman, Jr.
William H. Hinman, Jr.

cc:	William L. Hudson
Executive Vice President, General Counsel
and Secretary
Seagate Technology